UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 25, 2019

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

 Paris, 25 July 2019

Financial results at 30 June 2019

Revenues return to growth, EBITDAaL continues to increase

France stabilises its revenues, Africa & Middle East continues to grow strongly.
2019 objectives are confirmed.

In millions of euros	Q2 2019	change comparable basis	change historical basis	1st half 2019	change comparable basis	change historical basis
Revenues	10,388	0.5%	2.0%	20,573	0.2%	1.5%
EBITDAaL	3,375	0.9%	na	5,958	0.8%	na
Operating income				2,388		1.6%
Consolidated net income				1,137		29.4%
eCAPEX (excluding licenses)	1,877	3.1%	na	3,509	5.5%	na
Operating cash-flow (EBITDAaL - eCAPEX)	1,498	(1.7)%	na	2,449	(5.2)%	na

•  In the 2nd quarter of 2019, revenues returned to growth, rising 0.5% year on year on a comparable basis. Restated for the impact of the promotional period for ePresse and audiobook offers in 2018, it would have grown 0.7% despite a very competitive environment on the Group's main markets (France and Spain).

This increase was driven by the powerful engine of Africa & Middle East, which rose 5.8%, and by the resilience of France, where revenues stabilised, growing 0.4%, excluding the impact of the ePresse and audiobook offers. Affected by a highly promotional market, Spain fell slightly, declining 1.6%. The other segments contributed to the revenue growth: Europe rose 1.2% thanks to convergence and Enterprise posted its third consecutive quarter of growth, rising 0.7%.

•  EBITDAaL continued to grow during the 2nd quarter, rising 0.9%. In the 1st half of 2019, EBITDAaL grew 0.8% year on year despite the impact of ePresse and audiobook offers. Restated for this impact, growth in EBITDAaL would have been 2.0%. The EBITDAaL margin from telecoms activities improved by 0.3 percentage points in the 1st half.

•  Consolidated net income rose 29.4% to €1,137 million.

•  In the 1st half, eCapex grew 5.5%, to €3.5 billion, tied to the acceleration in the FTTH rollout in France. In line with the objectives, eCapex for 2019 will be slightly lower compared to 2018, excluding the impact of the new network sharing agreement in Spain.

•  In the 2nd quarter, France had 61,000 net mobile contract sales and 41,000 for fixed in a promotional environment that continues to be intense. The ongoing success of Fibre was demonstrated by the 160,000 net sales, a record for a 2nd quarter.

•  Spain had 38,000 net mobile contract sales[1] in the 2nd quarter, following the modification of our commercial strategy in a market that is still highly competitive.

•  In Europe, growth in mobile contract and fixed broadband accelerated, driven by the continued success of the Love convergent offers.

•  In Africa & Middle East, the rollout of 4G continued, making it possible to have attained nearly 20 million customers by the end of the 2nd quarter, a 54.4% increase year on year.

Outlook for 2019

Based on the 1st half 2019 results, and excluding the effects of the new network-sharing contract in Spain, Orange is re-affirming its objectives for 2019:

•  EBITDAaL growth in 2019 will be lower than that achieved in 2018 on a comparable basis.

•  2019 eCAPEX will be slightly down compared to 2018 on a comparable basis.

•  Operating Cash Flow (EBITDAaL - eCAPEX) in 2019 will be higher than in 2018 on a comparable basis.

•  the target ratio of net debt to EBITDAaL for telecoms activities will be maintained at around 2x in the medium term.

Commenting on the publication of the 1st half results, Stéphane Richard, Chairman and CEO of Orange Group, said:

"Although there continues to be strong competition in our key markets, the second-quarter results meant the Group delivered a good performance for the first half with revenues increasing 0.2% and growth in EBITDAaL sustained at 0.8%.

It is clear that our strategy in very high-speed broadband remains effective. On fixed services, the acceleration of our fibre deployments in Europe was accompanied by a continually strong commercial performance, which enabled us to attain the level of nearly 7 million fibre customers.

In mobile, Orange now has 62 million 4G customers, including nearly 20 million in Africa and the Middle East, and we are getting ready for the arrival of 5G with numerous tests being carried out with the initial mobile devices, in preparation for commercial launches next year. In addition, the RAN-sharing agreements in Spain and Belgium formalised in recent months show we are committed to the long-term optimisation of our networks.

I would like to highlight the very good performance of our operations in Africa and the Middle East which are, more than ever, an important growth driver for Orange.

This first half also marked a new milestone in our multi-service operator strategy with the acquisition of SecureData and SecureLink in the cyberdefence market, where we have the ambition to become the leader in Europe. Our cyberdefence offer is now available in 12 countries, and already has 3,700 customers and full-year revenues of €600 million.

I would like to extend my sincere thanks to all the Orange teams, who work every day to ensure the satisfaction of our customers and the success of the Group."

*                 *

*

Orange SA's Board of Directors met on 24 July 2019 and reviewed the interim consolidated financial statements at 30 June 2019, which were prepared under its responsibility.

The interim consolidated financial statements at 30 June 2019 are posted on Orange's website in the "Investors / Results and presentations" section.

More detailed information on the Group's financial statements and performance indicators is also available on Orange's website in the same section:

www.orange.com

In accordance with auditing standards, the statutory auditors performed a limited review of the interim consolidated financial statements and verified the information presented in the interim management report.

Key figures

Half-year data

In millions of euros	1st half 2019	1st half 2018 comparable basis	1st half 2018 historical basis	change comparable basis	change historical basis
Revenues	20,573	20,533	20,262	0.2%	1.5%
France	8,874	8,957	8,952	(0.9)%	(0.9)%
Spain	2,624	2,639	2,634	(0.6)%	(0.4)%
Europe	2,789	2,754	2,775	1.3%	0.5%
Africa & Middle East	2,737	2,593	2,524	5.6%	8.4%
Enterprise	3,770	3,747	3,530	0.6%	6.8%
International Carriers & Shared Services	747	783	759	(4.6)%	(1.6)%
Intra-Group eliminations	(968)	(940)	(912)	-	-
EBITDAaL (1)	5,958	5,909	na	0.8%	na
of which telecom activities	6,035	5,969	na	1.1%	na
As % of revenues	29.3%	29.1%	na	0.3 pt	na
France	3,281	3,295	na	(0.4)%	na
Spain	787	771	na	2.0%	na
Europe	708	721	na	(1.8)%	na
Africa & Middle East	868	785	na	10.5%	na
Enterprise	565	562	na	0.6%	na
International Carriers & Shared Services	(174)	(165)	na	(4.6)%	na
of which Orange Bank	(78)	(60)	na	(29.3)%	na
Operating income	2,388		2,350		1.6%
of which telecom activities	2,475		2,417		2.4%
of which Orange Bank	(88)		(68)		(28.5)%
Consolidated net income	1,137		879		29.4%
Net income attributable to equity owners of the Group	1,039		789		31.8%
eCAPEX	3,509	3,327	na	5.5%	na
of which telecom activities	3,493	3,306	na	5.6%	na
as % of revenues	17.0%	16.1%	na	0.9 pt	na
of which Orange Bank	16	21	na	(18.8)%	na
Operating cash-flow (EBITDAaL - eCAPEX)	2,449	2,582	na	(5.2)%	na

In millions of euros	30 June 2019	31 December 2018
		historical basis
Net financial debt (2)	26,737	25,441
Ratio of net financial debt/Adjusted EBITDA of telecoms activities (3)	na	1.93
Ratio of net financial debt/EBITDAaL of telecoms activities (4)	2.06	na

(1) Adjustments to the presentation of EBITDAaL are described in Appendix 2.

(2) Compared with 31 December 2018, the net financial debt as of 30 June 2019 excludes the lease liabilities included in the scope of IFRS 16 and includes debts relating to financed assets.

(3) Ratio calculated based on adjusted EBITDA over the previous 12 months on a historical basis.

(4) Ratio calculated based on an approximation of EBITDAaL over the previous 12 months on a historical basis.

Quarterly data

In millions of euros	Q2 2019	Q2 2018 comparable basis	Q2 2018 historical basis	change comparable basis	change historical basis
Revenues	10,388	10,335	10,180	0.5%	2.0%
France	4,467	4,468	4,460	(0.0)%	0.2%
Spain	1,306	1,327	1,324	(1.6)%	(1.4)%
Europe	1,400	1,383	1,388	1.2%	0.9%
Africa & Middle East	1,388	1,312	1,279	5.8%	8.5%
Enterprise	1,940	1,927	1,804	0.7%	7.5%
International Carriers & Shared Services	376	395	383	(4.8)%	(1.9)%
Intra-Group eliminations	(488)	(476)	(457)	-	-
EBITDAaL (1)	3,375	3,344	na	0.9%	na
of which telecom activities	3,408	3,374	na	1.0%	na
As % of revenues	32.8%	32.6%	na	0.2 pt	na
of which Orange Bank	(34)	(30)	na	11.8%	na
eCAPEX	1,877	1,822	na	3.1%	na
of which telecom activities	1,869	1,812	na	3.1%	na
as % of revenues	18.0%	17.5%	na	0.5 pt	na
of which Orange Bank	8	9	na	(9.4)%	na
Operating cash-flow (EBITDAaL - eCAPEX)	1,498	1,523	na	(1.7)%	na

(1) Adjustments to the presentation of EBITDAaL are described in Appendix 2.

The Group adopted IFRS 16 "Leases" on 1 January 2019, according to the simplified retrospective approach, without restatement of prior period comparatives. The income statement and the presentation of segmented information were amended accordingly (depreciation of recognised right-of-use assets and interest expense relating to lease liabilities instead of operating lease expenses with, in particular, increased expenses from the interest component).

At the same time, the adoption of IFRS 16 led the Group to adapt its financial indicators with, since 1 January 2019, EBITDAaL (EBITDA after Leases), eCAPEX (Economic CAPEX) and the adaptation of Operating Cash flow (EBITDAaL less eCAPEX). See Appendix 4 Glossary.

2019 figures and 2018 figures on a comparable basis are presented according to IFRS 16 accounting standard. 2018 historical figures are presented according to IAS 17 accounting standard.

Comments on key Group figures

Revenues

Orange Group revenues were €20.6 billion in the 1st half, up 0.2% on a comparable basis as growth resumed in the 2nd quarter (up 0.5%) after being relatively stable in the 1st quarter. Without the impact of the end of the promotional period for ePresse and audiobook offers, revenues would have been up 0.5% in the 1st half.

In the 1st half 2019, the performances of the main services, on a comparable basis, were as follows:

Revenues from Convergence - marketed in all European countries - were €3.5 billion, up 4.1%. This increase enabled Orange to consolidate its position as the leading convergent operator in Europe.

Revenues from mobile-only services were €5.2 billion, up 0.6%.

Revenues from fixed-only services (€4.8 billion) fell 3.2% as a result of the migration to convergent services and the declining trend in fixed narrowband services.

Revenues from IT and integration services (€1.3 billion) showed slightly accelerated growth of 6.8% versus the 6.5% increase in the 1st half of 2018. This growth was driven by Cloud and security services in the Enterprise segment, as well as by the Enterprise market in Poland.

Revenues from wholesale (€3.9 billion) fell 0.8%, albeit with an improving trend between the 1st and 2nd quarters (-1.4% and -0.3%). This decline was primarily due to the decrease in international voice traffic and visitor roaming.

Revenues from equipment sales (€1.4 billion) fell 4.6%, impacted by a decline in subsidies and a more limited range of devices.

Customer base growth

There were 10.6 million convergent customers, up 4.4%, underpinned by very strong growth in Europe.

There were 206.9 million mobile customers, with 3.3 million added in the 1st half.

There were 20.4 million fixed broadband customers, an increase of 209,000 in the 1st half.

EBITDAaL

Group EBITDAaL was €6 billion in the 1st half, up 0.8% on a comparable basis. Growth in EBITDAaL was primarily the result of the success of our operating efficiency plan.

Operating income

In the 1st half, Group operating income was €2.4 billion, an increase of 1.6%, primarily related to the increase in EBITDAaL.

Net income

Orange Group had a consolidated net income of €1,137 million at 30 June 2019, compared to €879 million in the 1st half of 2018, benefitting from improved operating income as well as improved financial income, which included lower impairment of the Group's stake in BT.

eCAPEX

Group eCAPEX was up 5.5% in the 1st half, on a comparable basis, to €3.5 billion. This growth stemmed mainly from the rollout of very high-speed fixed and mobile broadband, primarily in France and to a lesser degree in the countries of Africa & Middle East.

As such, at 30 June 2019, the Group had 35.5 million households connected to very high-speed broadband, including increases in France (up 31%), Spain (up 13%) and Poland (up 30%). The Group also bolstered its 4G coverage, with nearly 100% coverage of the populations in France, Belgium and Poland, and coverage of at least 97% in Spain, Romania and Moldova.

Changes in asset portfolio

Continuing its strategy of diversification into new services, in May 2019 Orange announced that it had signed an agreement to acquire SecureLink, the leading independent cybersecurity player in Europe. The acquisition of SecureLink (closed on 8 July) following on from that of SecureData[2] in January and positions Orange as the cybersecurity market leader in Europe.

On 28 June 2019, Orange also announced the disposal of its residual interest in BT Group plc for a net amount of €542 million.

Net financial debt

Orange Group's net financial debt was €26.7 billion at 30 June 2019. The debt in the 1st half of 2019 was mainly related to the seasonality of certain disbursements[3], as well as from our strategy of investing in very high-speed broadband networks. The amount of net debt at 30 June does not take into account the disposal of BT shares, the proceeds of which were received on 2 July.

The ratio of "net financial debt to EBITDAaL from telecoms activities" was 2.06x at 30 June 2019. This is in line with the Group’s objective to maintain a net debt to EBITDAaL ratio for telecoms activities of around 2x in the medium term.

2019 dividend

Confident in the performance and solidity of the Group's financial structure, on 24 July 2019 the Board of Directors decided on the distribution of an interim dividend for 2019 of €0.30 per share payable on 4 December[4]. The Board also confirmed that it would propose to the 2020 Annual Shareholders' Meeting a dividend of €0.70 per share for FY 2019.

Review by operating segment

France

In millions of euros	Q2 2019	change comparable basis	change historical basis	1st half 2019	change comparable basis	change historical basis
Revenues	4,467	(0.0)%	0.2%	8,874	(0.9)%	(0.9)%
Retail services	2,683	(1.5)%	(1.5)%	5,375	(2.1)%	(2.0)%
Convergence	1,080	4.0%	(1.4)%	2,153	3.3%	(2.0)%
Mobile Only	582	(3.7)%	(0.3)%	1,168	(4.4)%	(1.2)%
Fixed Only	1,020	(5.7)%	(2.2)%	2,054	(5.8)%	(2.4)%
Fixed Only broadband	670	(0.5)%	4.9%	1,337	(1.0)%	4.4%
Fixed Only narrowband	350	(14.2)%	(13.5)%	717	(13.6)%	(12.9)%
Wholesale	1,372	3.3%	3.8%	2,672	2.1%	2.2%
Equipment sales	281	(4.4)%	(4.4)%	578	(5.4)%	(5.4)%
Other revenues	132	9.0%	9.0%	249	3.1%	3.1%
EBITDAaL				3,281	(0.4)%	na
EBITDAaL / Revenues				37.0%	0.2 pt	na
Operating income				1,649		(0.9)%
eCAPEX				1,862	11.6%	na
eCAPEX / Revenues				21.0%	2.4 pt	na

A strong commercial performance in both mobile and fixed broadband in France, with a stabilisation in revenues.

On a comparable basis, in the 2nd quarter, revenues in France stabilised and were up 0.4%, excluding the impact of ePresse and audiobook offers, after a decrease in the 1st quarter.

Retail services revenues were down 1.5% in the 2nd quarter of 2019, which is an improvement compared to the 2.6% decline in the 1st quarter. Revenues from convergent offers rose 4%, an acceleration compared to the 2.5% increase in the 1st quarter. Mobile-only revenues fell 3.7% in the 2nd quarter (compared to a 5.2% decline in the 1st quarter), impacted by migrations to convergent offers and the increase in the relative weight of Sosh. Fixed-only broadband revenues declined 5.7% (following a 5.9% decline in the 1st quarter), also impacted by migrations to convergent offers and the ongoing reduction in narrowband services.

Wholesale revenues grew 3.3% in the 2nd quarter, an acceleration on the 1st quarter (up 0.9%), driven by the construction of publicly funded networks (RIPs), which offset the decline in unbundling.

Revenues from equipment sales were down 4.4%, an improvement compared to the 6.4% decline in the 1st quarter, due to a significantly slowing market.

In the 2nd quarter, ARPO was €17.0 for mobile-only, €36.5 for fixed broadband only and €66.9 for convergent offers.

In terms of the solid sales performance in the 2nd quarter, mobile contracts recorded 61,000 net sales and an improved churn rate, which was 10.9%, 0.8 percentage points lower year on year and 1.4 points lower compared to the previous quarter.

Fixed broadband registered 41,000 net sales in the 2nd quarter, with record sales for fibre (160,000 net sales) for a 2nd quarter. At 30 June 2019, Orange had 13.5 million connected households and a total of 2.9 million fibre customers.

The convergent customer base rose 3.1% year on year, reaching 5.7 million customers, and the churn rate of convergent customers was 2.9 percentage points lower than the average rate for retail fixed broadband customers.

EBITDAaL declined 0.4% in the 1st half, but would have increased 1.8% excluding the impact of ePresse and audiobook offers, driven by a decline in indirect costs.

Spain

In millions of euros	Q2 2019	change comparable basis	change historical basis	1st half 2019	change comparable basis	change historical basis
Revenues	1,306	(1.6)%	(1.4)%	2,624	(0.6)%	(0.4)%
Retail services	936	(3.9)%	(3.8)%	1,890	(1.7)%	(1.6)%
Convergence	518	(3.6)%	(3.8)%	1,049	(1.3)%	(1.5)%
Mobile Only	288	(7.8)%	(7.1)%	584	(4.7)%	(4.1)%
Fixed Only	128	4.1%	4.1%	254	3.3%	3.3%
Wholesale	208	9.8%	8.8%	418	13.6%	12.7%
Equipment sales	162	(1.3)%	0.9%	316	(9.7)%	(7.8)%
EBITDAaL				787	2.0%	na
EBITDAaL / Revenues				30.0%	0.8 pt	na
Operating income				254	-	23.4%
eCAPEX				529	(7.8)%	na
eCAPEX / Revenues				20.2%	(1.6 pt)	na

Revenues under pressure in Spain, while EBITDAaL continued to grow thanks to cost rationalisation.

On a comparable basis, Orange Spain revenues fell 1.6% in the 2nd quarter in a very volatile market environment.

Retail revenues fell 3.9% in the 2nd quarter and 1.7% in the 1st half.

Due to a market environment that remains very promotional, convergent and mobile-only revenues were down 3.6% and 7.8%, respectively in the 2nd quarter. Fixed only revenues rose 4.1% in the same period, thanks in particular to the growth of Orange Spain on the Enterprise market.

Wholesale revenues continued to grow, up 9.8% in the 2nd quarter and up 13.6% in the 1st half, fuelled by sustained international traffic.

Revenues from equipment sales continued to decline in the 2nd quarter (down 1.3%), but improved substantially compared to the 17.1% decline in the 1st quarter due to the commercial actions that were taken.

Against this backdrop, Orange focused on preserving its customer base: in the 2nd quarter Orange Spain had 38,000 net mobile contract sales[5] and a decline in the churn rate of 2.6 percentage points compared to the 1st quarter. Very high-speed fixed broadband (fibre) increased by 71,000 net sales.

EBITDAaL rose 2.0% in the 1st half, demonstrating Orange Spain's resilience and its ability to rationalise costs by automating and digitalising its operational processes.

Europe

In millions of euros	Q2 2019	change comparable basis	change historical basis	1st half 2019	change comparable basis	change historical basis
Revenues	1,400	1.2%	0.9%	2,789	1.3%	0.5%
Retail services	893	2.5%	2.2%	1,768	3.0%	2.3%
Convergence	151	35.5%	35.0%	293	39.0%	37.4%
Mobile Only	536	(2.1)%	(2.2)%	1,065	(2.0)%	(2.4)%
Fixed Only	162	(8.5)%	(8.9)%	326	(7.3)%	(8.5)%
IT & integration services	44	22.8%	22.1%	84	26.7%	24.8%
Wholesale	270	(5.8)%	(6.0)%	530	(6.9)%	(7.7)%
Equipment sales	198	4.3%	4.1%	401	1.4%	0.8%
Other revenues	39	9.9%	7.8%	90	23.5%	20.9%
EBITDAaL				708	(1.8)%	na
EBITDAaL / Revenues				25.4%	(0.8 pt)	na
Operating income				170	-	12.2%
eCAPEX				407	9.0%	na
eCAPEX / Revenues				14.6%	1.0 pt	na

Europe revenues increased, driven by rising retail services as a result of convergence.

On a comparable basis, Europe revenues (which consists of Belgium, Luxembourg, Moldova, Poland, Romania and Slovakia) rose 1.2% in the 2nd quarter and 1.3% in the 1st half. This increase was the result of solid growth in retail services, but was still impacted by the decline in wholesale services.

Retail services revenues grew 2.5% in the 2nd quarter, a slight slowdown compared to the 3.6% growth in the previous quarter.

In this segment, convergent revenues continued their robust growth, up 35.5% in the 2nd quarter and 39.0% in the first six months.

Mobile-only revenues declined 2.1%, impacted particularly by migrations to convergent offers, which now represent 17% of the total mobile contract base[6].

Fixed-only revenues declined 8.5% in the 2nd quarter. Nonetheless, the broadband growth drivers are in place with a FTTH customer base which grew by a little over 290,000 customers over the last 12 months (reaching a total of 914,000 customers).

Revenues from IT and integration services continued to increase strongly, up 22.8% in the 2nd quarter, driven principally by Poland.

Wholesale revenues were down 5.8% in the 2nd quarter, but this was an improvement compared to the 1st quarter (down 8.1%).

At the country level, Poland reported the fourth consecutive quarter of revenue growth (up 2.0% in the 2nd quarter), due in particular to the excellent performance of convergence services (up 21.4%). Revenues in Belgium and Luxembourg increased 1.9% in the 2nd quarter; all segments of retail revenues (convergent, mobile-only, fixed-only, IT & integration) rose, but wholesale revenues were still down 13.0% due to the impact of the termination of MVNO contracts. Revenues from Central Europe declined 0.5% in the 2nd quarter, an improvement on the 1.9% decline in the previous quarter; although the performance of retail services improved (up 2.5%), the overall decline was related to pressure on wholesale services.

Despite the good dynamic overall, Europe EBITDAaL eroded slightly falling 1.8% in the 1st half, mainly due to three factors: the loss in 2018 of MVNO contracts in Belgium, higher costs for content to support the growth of convergence, and higher access costs for third-party fixed broadband networks in connection with the growth of our customer base.

Africa & Middle East

In millions of euros	Q2 2019	change comparable basis	change historical basis	1st half 2019	change comparable basis	change historical basis
Revenues	1,388	5.8%	8.5%	2,737	5.6%	8.4%
Retail services	1,163	7.9%	10.6%	2,288	7.8%	10.7%
Mobile Only	1,037	7.2%	9.5%	2,042	7.4%	9.9%
Fixed Only	123	15.2%	21.5%	240	11.6%	17.6%
IT & integration services	3	(13.5)%	(13.2)%	6	(0.3)%	0.4%
Wholesale	194	(7.5)%	(4.8)%	391	(6.1)%	(3.1)%
Equipment sales	24	16.7%	20.6%	45	9.1%	13.3%
Other revenues	7	97.3%	105.6%	13	(5.3)%	(2.8)%
EBITDAaL				868	10.5%	na
EBITDAaL / Revenues				31.7%	1.4 pt	na
Operating income				435	-	46.3%
eCAPEX				418	4.4%	na
eCAPEX / Revenues				15.3%	(0.2 pt)	na

Continued growth in Africa & Middle East, underpinned by the solid performance of retail services.

As the strongest contributor to the Group's growth, Africa & Middle East delivered a 5.8% increase in 2nd quarter revenue on a comparable basis, a slight acceleration from the previous quarter (5.3%). This was driven by the strong performance of retail services, which produced its 7th consecutive quarter of growth of around 8% (7.9% in the 2nd quarter).

This performance resulted primarily from the continued growth of mobile-only services, which rose 7.2% in the 2nd quarter, driven by the growth in data services. Africa & Middle East had nearly 20 million 4G customers while the Orange Money active customer base[7] rose 6% compared to the previous quarter, to 16.5 million customers. Taken together, Africa & Middle East countries registered 122.6 million mobile customers, 2.2 million more than in the previous quarter.

Revenue growth remained strong thanks to fixed services, rising 15.2% in the 2nd quarter after increasing 8.1% in the 1st quarter, and in particular due to broadband services which registered 1.1 million clients.

Wholesale services fell 7.5% in the 2nd quarter, principally due to reduced volumes in direct international incoming traffic.

The four operations acquired in 2016 accounted for more than one-quarter of the revenue growth in the 2nd quarter. Over the quarter, Africa & Middle East also benefited from the performance of Egypt and Sonatel Group, which grew 9.2% and 5.5% year on year, respectively; while Côte d'Ivoire returned to growth with a 6.1% increase in revenues year on year.

The EBITDAaL of Africa & Middle East grew strongly, up 10.5% in the 1st half, reaching a margin of 31.7%, an increase of 1.4 percentage points year on year thanks to sound cost management.

Enterprise

In millions of euros	Q2 2019	change comparable basis	change historical basis	1st half 2019	change comparable basis	change historical basis
Revenues	1,940	0.7%	7.5%	3,770	0.6%	6.8%
Fixed Only	993	(2.6)%	(1.4)%	1,978	(1.9)%	(0.9)%
Voice	322	(7.5)%	(7.5)%	649	(6.8)%	(7.0)%
Data	670	(0.0)%	1.8%	1,329	0.7%	2.4%
IT & integration services	709	6.6%	27.8%	1,318	5.7%	25.6%
Mobile[8]	238	(1.8)%	(1.8)%	474	(2.1)%	(2.1)%
Mobile Only	187	(1.5)%	(1.5)%	367	0.5%	0.6%
Wholesale	8	(7.1)%	(7.1)%	18	1.7%	1.7%
Equipment sales	43	(2.2)%	(2.2)%	89	(12.1)%	(12.1)%
EBITDAaL				565	0.6%	na
EBITDAaL / Revenues				15.0%	0.0 pt	na
Operating income				360	-	(5.9)%
eCAPEX				197	11.7%	na
eCAPEX / Revenues				5.2%	0.5 pt	na

_____________________

[8] Mobile revenues include mobile services and mobile equipment sales invoiced to businesses and incoming mobile traffic from businesses invoiced to other carriers

Enterprise revenue increased for the third consecutive quarter.

In the 2nd quarter, revenues in the Enterprise segment increased 0.7% on a comparable basis, the third consecutive quarter of growth. IT and integration services were the drivers of this growth.

IT and integration services revenues rose 6.6% in the 2nd quarter, an acceleration compared to the 4.6% increase in the previous quarter. These continued to be driven by Cyberdefense and Cloud services, which grew 15% and 20%, respectively, in the quarter.

Mobile revenues fell 1.8% in the 2nd quarter. Revenues from traditional voice and data services decreased 2.6% despite the stability of data services (0% change), underpinned by WAN (Wide Area Networks) offers. In July, Orange Business Services won the largest SD WAN (Software Defined Wide Area Networks) contract to date, with Sony, for the rollout of this solution in 50 countries.

After acquiring SecureData in January, Orange concluded the acquisition of SecureLink, the leading independent cybersecurity player in Europe, in July 2019. The cumulated annual revenues of SecureLink, Secure Data and Orange Cyberdefense reached more than €600 million in 2018, making Orange a European leader in cyberdefence, with a presence in 12 European countries and a portfolio of 3,700 customers.

International Carriers & Shared Services

In millions of euros	Q2 2019	change comparable basis	change historical basis	1st half 2019	change comparable basis	change historical basis
Revenues	376	(4.8)%	(1.9)%	747	(4.6)%	(1.6)%
Wholesale	269	(10.9)%	(6.7)%	542	(9.3)%	(4.8)%
Other revenues	108	15.9%	13.6%	205	10.5%	7.9%
EBITDAaL				(174)	(4.6)%	na
EBITDAaL / Revenues				(23.3)%	(2.1 pt)	na
Operating income				(393)	-	(38.2)%
eCAPEX				80	(30.5)%	na
eCAPEX / Revenues				10.6%	(4.0 pt)	na

On a comparable basis, revenues from International Carriers and Shared Services decreased 4.8% in the 2nd quarter, with a decline in services to international carriers.

At the same time, growth in other revenues continued to accelerate strongly rising 15.9% in the 2nd quarter, compared to 5.0% in the 1st quarter. Other revenues consist mainly of the laying and maintenance of submarine cables, content (OCS and Orange Studio), consulting (Sofrecom) and secure-TV access (Viaccess). With the success of the TV series ‘Game of Thrones’ and ‘Chernobyl’, OCS recorded 400,000 new subscribers in the 2nd quarter.

Orange Bank

In the 1st half, Orange Bank registered nearly 20,000 new accounts per month with a total of 320,000 customers at 30 June 2019, of which around 60% are active users.

The improvement in the quality of the app is evident and recognised by customers, who rate it 4.4 on the App Store.

Schedule of upcoming events

29/10/2019 - Publication of third-quarter 2019 results

Contacts

press: +33 1 44 44 93 93 Jean-Bernard Orsoni jeanbernard.orsoni@orange.com Tom Wright tom.wright@orange.com Olivier Emberger olivier.emberger@orange.com financial communications: +33 1 44 44 04 32

(analysts and investors)

Patrice Lambert-de Diesbach
p.lambert@orange.com

Isabelle Casado

isabelle.casado@orange.com

Samuel Castelo

samuel.castelo@orange.com

Didier Kohn
didier.kohn@orange.com

Aurélia Roussel
aurelia.roussel@orange.com

Disclaimer

This press release may contain forward-looking statements about Orange, particularly objectives and trends regarding Orange’s financial situation, investments, results of operations, business and strategy. These forward-looking statements do not represent forecasts within the meaning of European Regulation No. 809/2004 and although we believe they are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. More detailed information on the potential risks that could affect our financial results is included in the Registration Document filed on March 21, 2019 with the French Financial Markets Authority (AMF) and in the annual report on Form 20-F filed on April 16, 2019 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Appendix 1: indicators used until 31 December 2018 (historical basis)

In millions of euros	Q2 2018 historical basis	H1 2018 historical basis
Group
Adjusted EBITDA	3,379	5,984
o/w telecom activities	3,408	6,043
As % of revenues	33.5%	29.8%
France	na	3,266
Spain	na	783
Europe	na	737
Africa & Middle-East	na	794
Enterprise	na	579
International Carriers & Shared Services	na	(116)
o/w Orange Bank	(30)	(60)
CAPEX (excluding licenses)	1,836	3,369
o/w telecom activities	1,827	3,349
As % of revenues	17.9%	16.5%
o/w Orange Bank	9	20
Operating Cash-Flow (Adjusted EBITDA - CAPEX)	1,543	2,615
France
Adjusted EBITDA	na	3,266
Adjusted EBITDA / Revenues	na	36.5%
CAPEX	na	1,669
CAPEX / Revenues	na	18.6%
Spain
Adjusted EBITDA	na	783
Adjusted EBITDA / Revenues	na	29.7%
CAPEX	na	578
CAPEX / Revenues	na	21.9%
Europe
Adjusted EBITDA	na	737
Adjusted EBITDA / Revenues	na	26.6%
CAPEX	na	389
CAPEX / Revenues	na	14.0%
Middle East & Africa
Adjusted EBITDA	na	794
Adjusted EBITDA / Revenues	na	31.4%
CAPEX	na	408
CAPEX / Revenues	na	16.1%
Enterprise
Adjusted EBITDA	na	579
Adjusted EBITDA / Revenues	na	16.4%
CAPEX	na	168
CAPEX / Revenues	na	4.8%
International Carriers & Shared Services
Adjusted EBITDA	na	(116)
Adjusted EBITDA / Revenues	na	(15.3)%
CAPEX	na	137
CAPEX / Revenues	na	18.1%
Orange Bank
CAPEX	na	20

Appendix 2: adjusted data to income statement items

2019 data	2nd quarter			June 30
(in millions of euros, except for per share data)	Adjusted data,	Presentation adjustments,	Income statement,	Adjusted data,	Presentation adjustments,	Income statement,
Revenues	10,388	-	10,388	20,573	-	20,573
External purchases	(4,289)	-	(4,289)	(8,562)	-	(8,562)
Other operating income	197	-	197	341	-	341
Other operating expense	(93)	(2)	(95)	(195)	(6)	(201)
Labour expenses	(2,162)	(28)	(2,190)	(4,320)	(114)	(4,434)
Operating taxes and levies	(320)	-	(320)	(1,207)	-	(1,207)
Gains (losses) on disposal of fixed assets, investments and activities	-	21	21	-	68	68
Restructuring costs	-	(40)	(40)	-	(52)	(52)
Depreciation and amortization of financed assets	(3)	-	(3)	(3)	-	(3)
Depreciation and amortization of right-of-use assets	(312)	-	(312)	(609)	-	(609)
Impairment of right-of-use assets	1	(25)	(24)	-	(24)	(24)
Interests expenses on liabilities related to financed assets	-	-	-	-	-	-
Interests expenses on lease liabilities	(32)	32	-	(60)	60	-
EBITDAaL	3,375	(42)	-	5,958	(68)
Significant litigation	-	-	-	(65)	65	-
Specific labour expenses	(26)	26	-	(46)	46	-
Fixed assets, investments and business portfolio review	21	(21)	-	68	(68)	-
Restructuring program costs	(64)	64	-	(75)	75	-
Acquisition and integration costs	(4)	4	-	(10)	10	-
Interests expenses on liabilities related to financed assets	-	-	-	-	-	-
Interests expenses on lease liabilities	-	(32)	(32)	-	(60)	(60)

2018 historical data	2nd quarter			June 30
(in millions of euros, except for per share data)	Adjusted data,	Presentation adjustments,	Income statement,	Adjusted data,	Presentation adjustments,	Income statement,
Revenues	10,180	-	10,180	20,262	-	20,262
External purchases	(4,472)	-	(4,472)	(8,990)	-	(8,990)
Other operating income	173	-	173	324	-	324
Other operating expense	(107)	(3)	(110)	(182)	(3)	(185)
Labour expenses	(2,096)	(11)	(2,106)	(4,210)	(22)	(4,232)
Operating taxes and levies	(300)	(31)	(331)	(1,220)	(31)	(1,251)
Gains (losses) on disposal of fixed assets, investments and activities	-	-	-	-	-	-
Restructuring and integration costs	-	(46)	(46)	-	(62)	(62)
Adjusted EBITDA	3,379	(91)	-	5,984	(118)	-
Significant litigation	(34)	34	-	(32)	32	-
Specific labour expenses	(11)	11	-	(24)	24	-
Review of the investments and business portfolio	-	-	-	-	-	-
Restructuring and integration costs	(46)	46	-	(62)	62	-
Reported EBITDA	3,288	-	3,288	5,866	-	5,866

Appendix 3: key performance indicators

(in thousands, at the end of the period)	30 June 2019	30 June 2018
Number of convergent customers	10,588	10,144
Number of mobile services customers (excluding MVNO)	206,874	199,241
o/w: Customers with convergent offers	18,654	17,501
o/w: Customers with mobile only offers	188,219	181,740
o/w: Contract customers	72,790	77,438
o/w: Prepaid customers	134,083	121,803
Number of fixed broadband customers	20,355	19,687
Customers with very high-speed broadband access	7,030	5,486
Customers with convergent offers	10,588	10,144
Customers with fixed only offers	9,766	9,543
Number of fixed telephony customers	39,028	40,834
Group total	266,256	259,762

Numbers to 30 June 2018 are on a comparable basis

The key indicators by country are shown in the Investors section of the Orange Group website, orange.com, in the document "Orange Investors data book Q2 2019". This is directly accessible through the following link:

https://www.orange.com/en/Investors/Results-and-presentation/Folder/All-consolidated-results

Appendix 4: glossary

Key figures

Data on a comparable basis: data based on comparable accounting principles, scope of consolidation and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, scope of consolidation and exchange rate. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis is not a financial aggregate as defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

EBITDAaL or "EBITDA after Leases" (from January 1, 2019): operating income (i) before depreciation and amortization of fixed assets, effects resulting from business combinations, reclassification of cumulative translation adjustment from liquidated entities, impairment of goodwill and fixed assets, share of profits (losses) of associates and joint ventures, (ii) after interest on debts related to financed assets and on lease liabilities, and (iii) adjusted for significant litigation, specific labour expenses, fixed assets, investments and businesses portfolio review, restructuring programs costs, acquisition and integration costs and, where appropriate, other specific elements. EBITDAaL is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly-named indicators in other companies.

eCAPEX or "economic CAPEX" (from January 1, 2019): (i) acquisitions of property, plant and equipment and intangible assets, excluding telecommunications licenses and financed assets, (ii) less the price of disposal of property, plant and equipment and intangible assets. eCAPEX is not a financial performance indicator as defined by IFRS standards and may not be directly comparable to indicators referenced by similarly-named indicators in other companies.

Operating Cash Flow (EBITDAaL - eCAPEX from January 1, 2019): EBITDAaL (see definition) less eCAPEX (see definition). Orange uses this indicator to measure the performance of the Group in generating cash from its operations. Operating Cash Flow is not a financial aggregate defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

Reported EBITDA (until December 31, 2018): operating income before depreciation and amortisation, before impacts related to acquisitions of controlling interests, before reversal of reserves of liquidated entities, before impairment of goodwill and assets, and before income from associates. Reported EBITDA is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly-named indicators in other companies.

Adjusted EBITDA (until December 31, 2018): reported EBITDA (see definition), adjusted for the impacts of key disputes, specific personnel expenses, the review of the portfolio of shares and operations, restructuring and consolidation costs, and, as applicable, other specific and systematically identified items. Adjusted EBITDA is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly-named indicators in other companies.

CAPEX (until December 31, 2018): capital expenditure on tangible and intangible assets excluding telecommunication licences and investments through finance leases. CAPEX is not a financial performance indicator as defined by IFRS standards and may not be directly comparable to indicators referenced by similarly-named indicators in other companies.

Operating Cash Flow (Adjusted EBITDA - CAPEX until December 31, 2018): Adjusted EBITDA less CAPEX. Orange used this indicator to measure the performance of the Group in generating cash from its operations. Operating Cash Flow is not a financial aggregate defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

Convergence

The customer base and the revenues invoiced to convergence services customers (excluding equipment sales) was for convergent offers defined as the combination of, at a minimum, a fixed broadband access and a mobile contract subscribed by retail market customers.

Convergent ARPO: the average quarterly revenues per convergent offer (ARPO) is calculated by dividing revenues from retail convergent services offers invoiced to customers generated over the past three months (excluding IFRS 15 adjustments) by the weighted average number of retail convergent offers over the same period. ARPO is expressed by monthly revenues per convergent offer.

Mobile Only services

Revenues from Mobile Only services consists of revenues invoiced to customers of mobile offers excluding retail convergence and equipment sales. The customer base includes customers with a contract excluding retail convergence, machine-to-machine contracts and prepaid cards.

Mobile Only ARPO: the average quarterly revenues from Mobile Only (ARPO) is calculated by dividing the revenue from Mobile Only services (excluding machine-to-machine and IFRS 15 adjustments) generated over the past three months by the weighted average of Mobile Only customers (excluding machine-to-machine) over the same period. The ARPO is expressed as monthly revenues per Mobile Only customer.

Fixed Only services

Revenues from Fixed Only services include the revenue of fixed services excluding retail convergence and equipment sales: traditional fixed-line telephony, fixed broadband and enterprise solutions and networks[9]. The customer base consists of fixed-line telephony and fixed broadband customers, excluding retail convergence customers.

Fixed Only Broadband ARPO: the average quarterly revenues from Fixed Only Broadband (ARPO) is calculated by dividing the revenue from Fixed Only Broadband services (excluding IFRS 15 adjustments) generated over the past three months by the weighted average of Fixed Only Broadband customers over the same period. ARPO is expressed as monthly revenues per Fixed Only Broadband customer.

IT & integration services

Revenues from IT and integration services include revenue from unified communication and collaboration services (Local Area Network and telephony, consulting, integration, project management and video conferencing offers), hosting and infrastructure services (including cloud computing), application services (customer relations management and other application services), security services, machine-to-machine services (excluding connectivity), as well as equipment sales for the products and services above.

Wholesale

Revenues from other carriers consists of (i) mobile services to other carriers including incoming traffic, visitor roaming, network sharing, national roaming and Mobile Virtual Network Operators (MVNOs), and (ii) fixed services to other carriers including national networking, services to international carriers, high-speed and very high-speed broadband access (fibre access, unbundling of telephone lines and xDSL access sales) and the sale of telephone lines on the wholesale market.

[1] Excluding machine to machine

[2] the leading independent provider of cybersecurity solutions in the United Kingdom

[3] in particular, the payment of the balance of the dividend

[4] The ex-dividend date is set for 2 December 2019 and the record date for 3 December 2019.

[5] Excluding machine-to-machine

[6] Excluding machine-to-machine

[7] customers making at least one transaction per month

[9] With the exception of France, where enterprise solutions and networks are listed under the Enterprise business segment.

ORANGE

Date: July 25, 2019	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations